SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule TO/T-A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 Amendment No. 2
                            (Name of Subject Company)

                  1999 Broadway Associates Limited Partnership
                         A Delaware limited partnership

                             at $10,000 Net Per Unit

                                       by

                 Equity Resource Dover Fund Limited Partnership,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

=============================================================================================================
                         Transaction Valuation*                                  Amount of Filing Fee
                                $500,000                                                $0.00*
-------------------------------------------------------------------------------------------------------------
*       For purposes of calculating the filing fee only. This calculation assumes the purchase of 50 Units at a purchase price of $10,000 per Unit in the Partnership.

[X]     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
-------------------------------------------------------------------------------------------------------------
        Amount Previously Paid:         $147.12          Filing Party:     Equity Resource Dover Fund LP

        Form of Registration No.:       Schedule TO/T    Date Filed:       April 20, 2005
=============================================================================================================

----------
* FOOTNOTE: Fee previously paid as a part of the filing noted above

                                 AMENDMENT NO. 2

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Dover Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 50 units (the "Units") of limited partnership interests in 1999 Broadway Associates Limited Partnership, a Delaware limited partnership (the "Partnership"), at $10,000 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after April 20, 2005 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

        ITEMS 1 AND 4

        Items 1 and 4 of the Schedule TO/T, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

ITEM 1--SUMMARY TERM SHEET

    Question 7 of Summary Term Sheet is amended in its entirety to read as follows:

    "Can the offer be extended or amended and under what circumstances? Yes, we may elect to extend the offer in order to extend the period of time during which the offer is open and/or to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If the Offer is amended with less than 10 business days remaining in the offering period, the Offer will be extended to give limited partners at least 10 business days following the filing of the amendment to consider the amended offer. If you do not tender your Units during the offering period, you will not have the opportunity to accept the offer. See 'THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment.""

ITEM 4--TERMS OF THE TRANSACTION

    The final paragraph of "The Offer-Section 10- Certain Information Concerning the Partnership" is amended to read as follows:

    "Limited partners may independently confirm the satisfaction of these conditions by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion prior to the expiration of the offer. If the Purchaser decides to waive the conditions set forth in this Section 15, such conditions will be waived by the Purchaser upon the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer. If any material conditions of the Offer are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than five (5) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least five (5) business days following the amendment to consider the amended offer."

                                    SIGNATURE

                After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 16, 2005              Equity Resource Dover Fund Limited Partnership,
                                       a Massachusetts limited partnership

                                       By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                               Eggert Dagbjartsson
                                               General Partner

                                       Equity Resource Investments LLC
                                       A Massachusetts limited liability company

                                       By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                               Eggert Dagbjartsson
                                               Managing Director

                                       Eggert Dagbjartsson

                                       By: /s/ Eggert Dagbjartsson
                                           -------------------------------------
                                               Eggert Dagbjartsson

                                  EXHIBIT INDEX

                                                                     Sequential
Exhibit No.                        Description                      Page Number
-----------     ------------------------------------------------    ------------
(a)(1) -        Offer to Purchase, dated April 20, 2005*

(a)(2) -        Transmittal letter, dated April 20, 2005*

(a)(3) -        Agreement of Sale and Assignment*

(a)(4)          Summary Advertisement*

(a)(5)          Agreement of Sale and Assignment*

(a)(6)          Cover Letter Dated May 6, 2005*

(b) -           Not applicable.

(c) -           Not applicable.

(d) -           Not applicable.

(e) -           Not applicable.

(f) -           Not applicable.

(g)             Not applicable

(h)             Not applicable.

* Previously Filed

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